SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

07027842

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

October 31, 2007

RECEIVED 2007 NOV -1 A 2:52 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 1, 2007	Stock Exchange Announcement – Total Voting Rights
October 8, 2007	Stock Exchange Announcement – Holding(s) in Company
October 30, 2007	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
NOV 13 2007
THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

11/8

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-119.doc
T: 112007

REG-Electrocomponents Total Voting Rights

Released: 01/10/2007

RNS Number:8496E
Electrocomponents PLC
01 October 2007

ELECTROCOMPONENTS PLC ("the Company")

Electrocomponents plc - Voting Rights and Capital

As of 28 September 2007, Electrocomponents plc's capital consists of 435,339,465 ordinary shares, all with voting rights. Electrocomponents plc currently holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in Electrocomponents plc is 435,339,465.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Electrocomponents plc under the FSA's Disclosure and Transparency rules.

IAN HASLEGRAVE

Company Secretary

1 October 2007

END

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REG-Electrocomponents Holding(s) in Company

Released: 08/10/2007

RNS Number:3329F
Electrocomponents PLC
08 October 2007

TR-1(i): Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents PLC
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
X
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):

3. Full name of person(s) subject to the notification Prudential plc group of companies
obligation(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):
See section 9

5. Date of the transaction (and date on which the threshold is 03 October 2007
crossed or reached if different)(v):

6. Date on which issuer notified: 05 October 2007

7. Threshold(s) that is/are crossed or reached:
See item 13

8. Notified details:
A: Voting rights attached to shares
Class/type of Situation previous to the Resulting situation after the triggering transaction(vii)
shares Triggering transaction (vi)
Number of Number of Number of Number of
voting rights % of voting

(if possible using Shares Voting Rights shares ix
rights
the ISIN CODE) viii Direct Direct x
Indirect Direct Indirect

xi
GB0003096442 34,419,714 34,419,714 35,441,408 35,441,408
8.14%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
35,441,408	8.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively
held, if applicable xv:
Prudential plc (parent Company)

M&G Group Limited (wholly owned subsidiary of Prudential plc)

M&G Limited (wholly owned subsidiary of M&G Group Limited)

M&G Investment Management Limited (wholly owned subsidiary of M&G Limited)

The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information: The Prudential Assurance Company Limited (a wholly owned subsidiary of Prudential plc) has crossed a 5% notifiable interest and the Prudential Group non-exempt holding has also crossed a 5% notifiable interest. Both occurances are triggers for this notification.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date 8 October 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Electrocomponents Holding(s) in Company

Released: 30/10/2007

RNS Number:6441G
Electrocomponents PLC
30 October 2007

TR-1: Notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights
Yes

An acquisition or disposal of financial
instruments which may result in the acquisition
of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________

3. Full name of person(s) subject to the notification Legal &
General Group Plc (L&G)
obligation:

4. Full name of shareholder(s) (if different from 3.): Legal &
General Assurance (Pensions

Management) Limited (PMC)

5. Date of the transaction (and date on which the threshold is
17 October 2007
crossed or reached if different):

6. Date on which issuer notified:
29 October 2007

7. Threshold(s) that is/are crossed or reached:
From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction: Number of Shares	Situation previous to the Triggering transaction: Number of Voting Rights	Resulting situation after the triggering transaction: Number of shares Direct	Number of voting rights Direct	Number of voting rights Indirect	% of voting rights Direct	% of voting rights Indirect
ORD 10P	14,966,617	14,966,617	17,764,284	17,764,284		4.08	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,764,284	4.08

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (17,764,284 - 4.08% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (15,700,403 - 3.60 % = PMC) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Assurance Society Limited (LGAS & LGPL)
(15,700,403 - 3.60 % = PMC)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information: Notification using the total voting rights figure of 435,339,465

Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.

14. Contact name: Ian Haslegrave, Company Secretary

15. Contact telephone number: 01865 207491

16. Date 30 October 2007

END

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END